EXHIBIT 12.1

MASTERCARD INCORPORATED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31, 2012	Year Ended December 31,
		2011	2010	2009	2008	2007
	(in millions, except ratios)
Pre-tax income (loss) before adjustment for non-controlling interests	$999	$2,746	$2,757	$2,218	$(383)	$1,671
Loss attributable to non-controlling interests and equity investments	6	18	1	3	2	1
Add: Fixed charges	7	29	56	120	109	62
Earnings (loss)	$1,012	$2,793	$2,814	$2,341	$(272)	$1,734
Fixed charges:
Interest expense	$6	$25	$52	$115	$104	$57
Portion of rental expense under operating leases deemed to be the equivalent of interest [1]	1	4	4	5	5	5
Total fixed charges	$7	$29	$56	$120	$109	$62
Ratio of earnings to fixed charges	144.6	96.3	50.3	19.5	- [2]	28.0

1 Portion of rental expense under operating leases deemed to be the equivalent of interest at an appropriate interest factor.

2 The ratio coverage was less than 1:1. MasterCard would have needed to generate additional earnings of $381 million to achieve a coverage of 1:1 in 2008.